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                                 Exhibit B(2)(b)

           RESOLUTIONS ADOPTED BY THE DIRECTORS OF NORTHWESTERN MUTUAL
                      SERIES FUND, INC. ON FEBRUARY 4, 1999


         RESOLVED, that the Board hereby redesignates section 8.10 of the By-Laws of the corporation as Section 8.12, effective April 26, 1999.


         RESOLVED, that the Board hereby adds sections 8.10 and 8.11 of the By-Laws of the corporation to read as follows, effective April 26, 1999:


         8.10 OBJECTIVES OF THE INDEX 400 STOCK PORTFOLIO


                  The investment objective of the Index 400 Stock Portfolio is to achieve investment results that approximate the performance of the S&P MidCap 400 Composite Stock Price Index ("S&P 400 Index"). The Portfolio will attempt to meet this objective by investing in stocks included in the S&P 400 Index in proportion to their weightings in the index. A portion of the assets may be invested in money market instruments, including U.S. Government and agency securities and short-term commercial paper, as well as option contracts, stock index futures contracts, and repurchase agreements.


         8.11 OBJECTIVES OF THE SMALL CAP GROWTH STOCK PORTFOLIO


                  The investment objective of the Small Cap Growth Stock Portfolio is long-term growth of capital. The Portfolio will seek to achieve this objective primarily by investing in the common stocks of companies the advisor believes can reasonably be expected to increase sales and earnings at a pace which will exceed the growth rate of the U.S. economy over an extended period. These companies, for the most part, are small capitalization companies whose stock may experience substantial price volatility. Under normal circumstances, the Portfolio will invest at least 80% of its assets in stocks. The Portfolio may invest in preferred stocks and debt securities with conversion privileges or warrants. A portion of the assets may be invested in money market instruments, including U.S. Government and agency securities and short-term commercial paper.


         RESOLVED, that the Board hereby amends Section 8.05 of the By-Laws of the corporation to read as follows, effective April 30, 1999:


         8.05 OBJECTIVES OF THE AGGRESSIVE GROWTH STOCK PORTFOLIO


                  The investment objective of the Aggressive Growth Stock Portfolio is long-term growth of capital. The Portfolio will seek to achieve this objective primarily by investing in the common stock of companies the advisor believes can reasonably be expected to increase sales and earnings at a pace which will exceed the growth rate of the U.S. economy over an extended period. These companies, for the most part, are mid-sized and smaller companies whose stock may experience substantial price volatility. Under normal circumstances, the Portfolio will invest at least 80% of its assets in stocks. The Portfolio may invest in


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         preferred stocks and debt securities with conversion privileges or warrants. From time to time assets may be invested in investment grade debt securities and short-term commercial paper and United States Treasury obligations or temporarily held uninvested for such periods as may appear to be prudent.